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January 23, 2025

Office of Manufacturing

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Sarah Sidwell
Geoffrey Kruczek

Re:	TechPrecision Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed on November 8, 2024
File No. 333-279091

Ladies and Gentlemen:

On behalf of TechPrecision Corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) a revised Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No.1 to the Registration Statement received on November 12, 2024 from the staff of the Division of Corporation Finance (the “Staff”) of the Commission, and to reflect certain other changes.

In addition, we are providing the following responses to the comment letter dated November 12, 2024 from the Staff. To assist your review, we have retyped the text of the Staff’s comments in bold italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Registration Statement. Capitalized terms used in our responses below that are not otherwise defined have the meanings ascribed to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed on November 8, 2024, General

1. We note that you are now registering the resale of warrants. Given that there is no recognized and established trading market for those securities, please disclose on the cover page, page 19 and elsewhere the fixed price at which the selling security holders will offer and sell those securities for the duration of the offering or until they are quoted on an exchange or trading market, after which the securities will be offered and sold at prevailing market prices or at negotiated prices.

January 23, 2025 Page 2

The Company respectfully acknowledges the Staff’s request that the Registration Statement be revised to disclose the fixed price at which the selling securityholders will sell warrants until the securities are quoted on the exchange or trading market, after which those securities will be offered and sold at prevailing market prices or at negotiated prices. However, the Company also respectfully notes that Instruction 2 to Item 501(b)(3) of Regulation S-K provides that “if it is impracticable to state the price to the public” the issuer must “explain the method by which the price is to be determined.” Because the warrants will be resold in privately negotiated transactions by the selling security holders at various times and in various manners, it is impracticable for the Company to state in the Registration Statement a fixed price at which the warrants will be sold.

The Company respectfully advises the Staff that the prospectus contained in the Registration Statement has been revised on the cover page and pages 3, 7 and 20 to include disclosure indicating that (a) that there is no established public trading market for the warrants and that the Company does not intend to apply for listing of the warrants on any securities exchange or recognized trading system, (b) that sales of the warrants, if any, will be made in privately negotiated transactions and (c) that the sales price for warrants will be determined in such privately negotiated transactions. The prospectus contained in the Registration Statement has also been revised on pages 7 and 20 to indicate that price at which the warrants will be sold will depend, in part, on the manner and timing of such sales, but, in any event, that the Company expects that the price will likely be derived from the market price of its common stock traded on The NASDAQ Capital Market.

2. If you intend to register the resale of warrants, please revise the tabular disclosure on page 12 to include separate columns for the warrants.

The Company respectfully acknowledges the Staff’s comment and has revised the tabular disclosure on pages 12 and 13 of the Registration Statement to include separate columns for the warrants being registered for resale.

Plan of Distribution, page 19

3. We note your disclosure on page 19 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to

Item 512(a)(1)(iii) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and confirms its understanding that the retention by a selling stockholder of an underwriter would constitute a material change to its plan of distribution requiring a post-effective amendment and consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that it will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.

January 23, 2025 Page 3

Very truly yours,

/c/ Cecil Martin
Cecil Martin McGuireWoods LLP

Cc: Alexander Shen, Chief Executive Officer, TechPrecision Corporation